Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2023 Financial Results

•
Acquired 12,800 bitcoins since Q1 for $361.4 million, or $28,233 per bitcoin
•
As of July 31, 2023, held 152,800 bitcoins acquired for total cost of $4.53 billion, or $29,672 per bitcoin
•
Total Revenues of $120.4 million, 1% decrease year-over-year, flat at constant currency
•
Software Licenses Revenues of $35.4 million, 4% increase year-over-year, 7% on a constant currency basis
•
Subscription Services Revenues of $19.9 million, 42% increase year-over-year, 44% on a constant currency basis

TYSONS CORNER, Va., August 1, 2023 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy” or the “Company”), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended June 30, 2023 (the second quarter of its 2023 fiscal year).

“Our new MicroStrategy ONE platform is the most important product innovation in the history of our company because it represents a fundamental shift in our industry to harness the power of business intelligence and artificial intelligence together to upgrade the way organizations do business. The growth in our recurring revenue this quarter illustrated the strength of our enterprise cloud platform, despite ongoing macroeconomic headwinds,” said Phong Le, President and Chief Executive Officer, MicroStrategy.

“Our bitcoin holdings increased to 152,800 bitcoins as of July 31, 2023, with the addition in the second quarter of 12,333 bitcoins being the largest increase in a single quarter since Q2 2021. We efficiently raised capital through our at-the-market equity program and used cash from operations to continue to increase bitcoins on our balance sheet. And we did so against the promising backdrop of increasing institutional interest, progress on accounting transparency, and ongoing regulatory clarity for bitcoin,” said Andrew Kang, Chief Financial Officer, MicroStrategy.

Second Quarter 2023 Financial Highlights

•
Revenues: Total revenues for the second quarter of 2023 were $120.4 million, a 1.4% decrease, or a 0.5% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2022. Product licenses and subscription services revenues for the second quarter of 2023 were $35.4 million, a 3.7% increase, or a 6.6% increase on a non-GAAP constant currency basis, compared to the second quarter of 2022. Product support revenues for the second quarter of 2023 were $66.1 million, a 0.7% decrease on both a GAAP basis and non-GAAP constant currency basis, compared to the second quarter of 2022. Other services revenues for the second quarter of 2023 were $18.9 million, an 11.6% decrease, or a 10.9% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2022.
•
Gross Profit: Gross profit for the second quarter of 2023 was $93.3 million, representing a 77.5% gross margin, compared to a gross profit of $96.9 million, representing a gross margin of 79.4%, for the second quarter of 2022.
•
Operating Expenses: Operating expenses for the second quarter of 2023 were $120.0 million, an 88.2% decrease compared to the second quarter of 2022. Operating expenses include impairment losses on the Company’s digital assets, which were $24.1 million during the second quarter of 2023, compared to $917.8 million in the second quarter of 2022.
•
Loss from Operations and Net Income (Loss): Loss from operations for the second quarter of 2023 was $26.7 million, compared to $918.1 million for the second quarter of 2022. Net income for the second quarter of 2023 was $22.2 million, or $1.52 per share on a diluted basis, as compared to a net loss of $1.062 billion, or $94.01 per share on a diluted basis, for the second quarter of 2022. Digital asset impairment losses of $24.1 million and $917.8 million for the second quarter of 2023 and 2022, respectively, were reflected in these amounts. Benefit from income taxes of $60.3 million and provision for income taxes of $136.1 million for the second quarter of 2023 and 2022, respectively, were reflected in net income (loss).

•
Cash and Cash Equivalents: As of June 30, 2023, the Company had cash and cash equivalents of $66.0 million, as compared to $43.8 million as of December 31, 2022, an increase of $22.1 million.
•
Digital Assets: As of June 30, 2023, the carrying value of the Company’s digital assets (comprised of approximately 152,333 bitcoins) was $2.323 billion, which reflects cumulative impairment losses of $2.196 billion since acquisition and an average carrying amount per bitcoin of approximately $15,251. As of June 30, 2023, the original cost basis and market value of the Company’s bitcoin were $4.519 billion and $4.625 billion, respectively, which reflects an average cost per bitcoin of approximately $29,668 and a market price per bitcoin of $30,361.51, respectively.
•
Sales Agreement: On May 1, 2023, MicroStrategy entered into a Sales Agreement (the “2023 Sales Agreement”) with Cowen and Company, LLC and Canaccord Genuity LLC as agents (collectively, the “2023 Sales Agents”), pursuant to which MicroStrategy may issue and sell shares of its class A common stock having an aggregate offering price of up to $625.0 million from time to time through the 2023 Sales Agents. During the three months ended June 30, 2023, the Company issued and sold 1,079,170 shares of its class A common stock under the 2023 Sales Agreement for aggregate net proceeds (less sales commissions and expenses) of approximately $333.5 million. As of June 30, 2023, approximately $290.0 million of the Company’s class A common stock remained available for issuance and sale pursuant to the 2023 Sales Agreement.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three months ended June 30, 2023 and 2022. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q2 2023 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP loss from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share that exclude the impacts of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, gain on debt extinguishment, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impacts of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, (iii) a gain on debt extinguishment, and (iv) related income tax effects. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its second quarter 2023 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy and (2) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” “will,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; impacts to the price and rate of adoption of bitcoin associated with financial difficulties and bankruptcies of various participants in the digital asset industry; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; changes in the market price of bitcoin as of period-end and their effect on our deferred tax assets and related valuation allowance; competitive factors; general economic conditions, including levels of inflation and interest rates; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Product licenses	$15,522	$20,129	$32,934	$36,642
Subscription services	19,878	14,017	38,688	26,862
Total product licenses and subscription services	35,400	34,146	71,622	63,504
Product support	66,081	66,521	131,562	133,672
Other services	18,919	21,406	39,131	44,174
Total revenues	120,400	122,073	242,315	241,350
Cost of revenues:
Product licenses	444	431	978	908
Subscription services	7,216	5,498	15,072	10,908
Total product licenses and subscription services	7,660	5,929	16,050	11,816
Product support	5,816	5,127	11,584	10,318
Other services	13,645	14,148	27,428	28,747
Total cost of revenues	27,121	25,204	55,062	50,881
Gross profit	93,279	96,869	187,253	190,469
Operating expenses:
Sales and marketing	37,660	36,862	73,766	70,102
Research and development	29,354	31,790	60,712	65,313
General and administrative	28,830	28,502	56,736	55,208
Digital asset impairment losses	24,143	917,838	43,054	1,087,929
Total operating expenses	119,987	1,014,992	234,268	1,278,552
Loss from operations	(26,708)	(918,123)	(47,015)	(1,088,083)
Interest expense, net	(11,095)	(13,187)	(26,025)	(24,226)
Gain on debt extinguishment	0	0	44,686	0
Other (expense) income, net	(250)	5,120	(1,693)	7,345
Loss before income taxes	(38,053)	(926,190)	(30,047)	(1,104,964)
(Benefit from) provision for income taxes	(60,296)	136,108	(513,483)	88,085
Net income (loss)	$22,243	$(1,062,298)	$483,436	$(1,193,049)
Basic earnings (loss) per share (1)	$1.68	$(94.01)	$41.18	$(105.64)
Weighted average shares outstanding used in computing basic earnings (loss) per share	13,247	11,300	11,739	11,294
Diluted earnings (loss) per share (1)	$1.52	$(94.01)	$33.56	$(105.64)
Weighted average shares outstanding used in computing diluted earnings (loss) per share	16,095	11,300	14,534	11,294

(1) Basic and fully diluted earnings (loss) per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2023	2022*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$65,968	$43,835
Restricted cash	2,085	7,033
Accounts receivable, net	121,901	189,280
Prepaid expenses and other current assets	19,680	24,418
Total current assets	209,634	264,566

Digital assets	2,323,252	1,840,028
Property and equipment, net	30,507	32,311
Right-of-use assets	58,264	61,299
Deposits and other assets	22,421	23,916
Deferred tax assets, net	719,026	188,152
Total Assets	$3,363,104	$2,410,272

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$33,660	$42,976
Accrued compensation and employee benefits	41,492	53,716
Accrued interest	1,493	2,829
Current portion of long-term debt, net	468	454
Deferred revenue and advance payments	195,817	217,428
Total current liabilities	272,930	317,403

Long-term debt, net	2,177,974	2,378,560
Deferred revenue and advance payments	11,244	12,763
Operating lease liabilities	63,814	67,344
Other long-term liabilities	17,826	17,124
Deferred tax liabilities	198	198
Total liabilities	2,543,986	2,793,392

Stockholders’ Equity (Deficit)
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 20,803 shares issued and 12,119 shares outstanding, and 18,269 shares issued and 9,585 shares outstanding, respectively	21	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	2,559,268	1,841,120
Treasury stock, at cost; 8,684 shares and 8,684 shares, respectively	(782,104)	(782,104)
Accumulated other comprehensive loss	(13,150)	(13,801)
Accumulated deficit	(944,919)	(1,428,355)
Total Stockholders’ Equity (Deficit)	819,118	(383,120)
Total Liabilities and Stockholders’ Equity (Deficit)	$3,363,104	$2,410,272

* Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,925	$22,863
Net cash used in investing activities	(527,416)	(227,019)
Net cash provided by financing activities	525,911	218,487
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(235)	(3,224)
Net increase in cash, cash equivalents, and restricted cash	17,185	11,107
Cash, cash equivalents, and restricted cash, beginning of period	50,868	64,434
Cash, cash equivalents, and restricted cash, end of period	$68,053	$75,541

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$15,522	$20,129	$32,934	$36,642
Subscription services	19,878	14,017	38,688	26,862
Total product licenses and subscription services	35,400	34,146	71,622	63,504
Product support	66,081	66,521	131,562	133,672
Other services:
Consulting	17,980	20,273	37,317	41,708
Education	939	1,133	1,814	2,466
Total other services	18,919	21,406	39,131	44,174
Total revenues	120,400	122,073	242,315	241,350

Cost of revenues
Product licenses and subscription services:
Product licenses	444	431	978	908
Subscription services	7,216	5,498	15,072	10,908
Total product licenses and subscription services	7,660	5,929	16,050	11,816
Product support	5,816	5,127	11,584	10,318
Other services:
Consulting	13,180	12,837	26,192	26,137
Education	465	1,311	1,236	2,610
Total other services	13,645	14,148	27,428	28,747
Total cost of revenues	27,121	25,204	55,062	50,881

Gross profit	$93,279	$96,869	$187,253	$190,469

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held (Disposed) *	Approximate Average Purchase or Sale Price Per Bitcoin
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(a)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700
Digital asset purchases	(b)	10,000		10,000	481	20,790
Digital asset impairment losses			(917,838)	(917,838)
Balance at June 30, 2022		$3,977,029	$(1,989,248)	$1,987,781	129,699	$30,664
Digital asset purchases	(c)	5,978		5,978	301	19,860
Digital asset impairment losses			(727)	(727)
Balance at September 30, 2022		$3,983,007	$(1,989,975)	$1,993,032	130,000	$30,639
Digital asset purchases	(d)	56,443		56,443	3,204	17,616
Digital asset impairment losses			(198,557)	(198,557)
Digital asset sales **		(46,260)	35,370	(10,890)	(704)	16,786
Balance at December 31, 2022		$3,993,190	$(2,153,162)	$1,840,028	132,500	$30,137
Digital asset purchases	(e)	179,275		179,275	7,500	23,903
Digital asset impairment losses			(18,911)	(18,911)
Balance at March 31, 2023		$4,172,465	$(2,172,073)	$2,000,392	140,000	$29,803
Digital asset purchases	(f)	347,003		347,003	12,333	28,136
Digital asset impairment losses			(24,143)	(24,143)
Balance at June 30, 2023		$4,519,468	$(2,196,216)	$2,323,252	152,333	$29,668

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

**

In the fourth quarter of 2022, MicroStrategy sold approximately 704 bitcoins having an original cost basis of $46.3 million and cumulative digital asset impairment losses of $35.4 million, resulting in a carrying value of $10.9 million at the time of sale. The approximately 704 bitcoins were sold for cash proceeds of $11.8 million, net of fees and expenses, resulting in gains on sale of $0.9 million.

(a)
In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and Excess Cash.
(b)
In the second quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(c)
In the third quarter of 2022, MicroStrategy purchased bitcoin using Excess Cash.
(d)
In the fourth quarter of 2022, MicroStrategy purchased bitcoin using $44.6 million of the net proceeds from its sale of class A common stock under its at-the-market offering program, and $11.8 million in proceeds from sales of bitcoin.
(e)
In the first quarter of 2023, MicroStrategy purchased bitcoin using $179.3 million of the net proceeds from its sale of class A common stock under its at-the-market offering program.
(f)
In the second quarter of 2023, MicroStrategy purchased bitcoin using $336.9 million of the net proceeds from its sale of class A common stock under its at-the-market offering program, and Excess Cash.

Excess Cash refers to cash in excess of the minimum Cash Assets that MicroStrategy is required to hold under its Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities. Cash Assets refers to cash and cash equivalents and short-term investments.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701
June 30, 2022	129,699	$17,567.45	$2,278,481	$47,469.40	$6,156,734	$18,895.02	$2,450,665
September 30, 2022	130,000	$18,153.13	$2,359,907	$25,214.57	$3,277,894	$19,480.51	$2,532,466
December 31, 2022	132,500	$15,460.00	$2,048,450	$21,478.80	$2,845,941	$16,556.32	$2,193,712
March 31, 2023	140,000	$16,490.00	$2,308,600	$29,190.04	$4,086,606	$28,468.44	$3,985,582
June 30, 2023	152,333	$24,750.00	$3,770,242	$31,443.67	$4,789,909	$30,361.51	$4,625,060

*

MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy. References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)
The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(b)
The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(c)
The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.
(d)
The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.
(e)
The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)
The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS FROM OPERATIONS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(26,708)	$(918,123)	$(47,015)	$(1,088,083)
Share-based compensation expense	15,494	15,294	33,049	29,688
Non-GAAP loss from operations	$(11,214)	$(902,829)	$(13,966)	$(1,058,395)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET INCOME (LOSS) AND DILUTED EARNINGS (LOSS) PER SHARE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income (loss):
Net income (loss)	$22,243	$(1,062,298)	$483,436	$(1,193,049)
Share-based compensation expense	15,494	15,294	33,049	29,688
Interest expense arising from amortization of debt issuance costs	2,190	2,168	4,400	4,297
Gain on debt extinguishment	0	0	(44,686)	0
Income tax effects (1)	(2,998)	(3,898)	5,768	(7,342)
Non-GAAP net income (loss)	$36,929	$(1,048,734)	$481,967	$(1,166,406)

Reconciliation of non-GAAP diluted earnings (loss) per share (2):
Diluted earnings (loss) per share	$1.52	$(94.01)	$33.56	$(105.64)
Share-based compensation expense (per diluted share)	0.96	1.35	2.27	2.63
Interest expense arising from amortization of debt issuance costs (per diluted share) (3)	0.03	0.19	0.06	0.38
Gain on debt extinguishment (per diluted share)	0.00	0.00	(3.07)	0.00
Income tax effects (per diluted share) (3)	(0.16)	(0.34)	0.46	(0.65)
Non-GAAP diluted earnings (loss) per share	$2.35	$(92.81)	$33.28	$(103.28)

(1)
Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits and expenses on exercises of stock options and vesting of share-settled restricted stock units, interest expense for amortization of debt issuance costs, and gain on debt extinguishment.
(2)
For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.
(3)
For the three and six months ended June 30, 2023, interest expense from the amortization of issuance costs of the Convertible Notes has been added back to the numerator in the GAAP diluted earnings per share calculation, and therefore the per diluted share effects of the amortization of issuance costs of the Convertible Notes have been excluded from the “Interest expense arising from amortization of debt issuance costs (per diluted share)” and “Income tax effects (per diluted share)” lines in the above reconciliation for the three and six months ended June 30, 2023.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2023	2023	2023	2022	2023	2023
Revenues
Product licenses	$15,522	$(658)	$16,180	$20,129	-22.9%	-19.6%
Subscription services	19,878	(328)	20,206	14,017	41.8%	44.2%
Total product licenses and subscription services	35,400	(986)	36,386	34,146	3.7%	6.6%
Product support	66,081	34	66,047	66,521	-0.7%	-0.7%
Other services	18,919	(147)	19,066	21,406	-11.6%	-10.9%
Total revenues	120,400	(1,099)	121,499	122,073	-1.4%	-0.5%

	Six Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2023	2023	2023	2022	2023	2023
Revenues
Product licenses	$32,934	$(1,715)	$34,649	$36,642	-10.1%	-5.4%
Subscription services	38,688	(1,062)	39,750	26,862	44.0%	48.0%
Total product licenses and subscription services	71,622	(2,777)	74,399	63,504	12.8%	17.2%
Product support	131,562	(1,458)	133,020	133,672	-1.6%	-0.5%
Other services	39,131	(986)	40,117	44,174	-11.4%	-9.2%
Total revenues	242,315	(5,221)	247,536	241,350	0.4%	2.6%

(1)
The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)
The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)
The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2023	2022*	2022
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$974	$2,825	$754
Deferred subscription services revenue	49,898	51,861	40,295
Deferred product support revenue	141,605	155,366	143,524
Deferred other services revenue	3,340	7,376	3,525
Total current deferred revenue and advance payments	$195,817	$217,428	$188,098

Non-current:
Deferred product licenses revenue	$2,493	$2,742	$0
Deferred subscription services revenue	2,888	3,030	2,639
Deferred product support revenue	5,340	6,387	5,272
Deferred other services revenue	523	604	586
Total non-current deferred revenue and advance payments	$11,244	$12,763	$8,497

Total current and non-current:
Deferred product licenses revenue	$3,467	$5,567	$754
Deferred subscription services revenue	52,786	54,891	42,934
Deferred product support revenue	146,945	161,753	148,796
Deferred other services revenue	3,863	7,980	4,111
Total current and non-current deferred revenue and advance payments	$207,061	$230,191	$196,595

* Derived from audited financial statements.